

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4631

July 31, 2009

<u>**Via U.S. mail and facsimile**</u>

Mr. William Tay
President
Greenrock Ventures, Inc.
P.O. Box 42198
Philadelphia, PA 19101

> **Re: Greenrock Ventures, Inc.
> Form 10-12G/A filed July 15, 2009
> File No. 000-53689**

Dear Mr. Tay:

    We have completed our review of your Form 10 and have no further comments at this time.

    If you have any further questions regarding our review of your filings, please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713.

                    Sincerely,

                    Pamela A. Long
                    Assistant Director